                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                              TCC Industries, Inc.
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                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
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                         (Title of Class of Securities)

                                   872254-10-7
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                                 (CUSIP Number)

                                Walter A. DeRoeck
                          7942 Great Northern Boulevard
                       Austin, Texas 78701    (512) 419-7502
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 24, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

                                       13D
                                (Amendment No. 6)              Page 2 of 9 Pages

CUSIP No. 872254-10-7


1.   Name of Reporting Person:                                 Walter A. DeRoeck
     S.S. or I.R.S. Identification Nos. of Above Person:       ###-##-####

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2.   Check the Appropriate Box if a Member of a Group          (a)  [X]
                                                               (b)  [ ]

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3.   SEC Use Only

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4.   Source of Funds
     N/A - Sale

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5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                       [ ]

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6.   Citizenship or Place of Organization
     United States Citizen
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Number of Shares                  7.   Sole Voting Power             None
Beneficially Owned by Each        8.   Shared Voting Power           None
Reporting Person                  9.   Sole Dispositive Power        None
                                  10.  Shared Dispositive Power      None

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     None

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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [X]

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13.  Percent of Class Represented by Amount in Row (11)
     0.00%

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14.  Type of Reporting Person
     Individual

                                                               Page 3 of 9 Pages


CUSIP No. 872254-10-7


1.   Name of Reporting Person:                                 Robert Thomajan
     S.S. or I.R.S. Identification Nos. of Above Person:       ###-##-####

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2.   Check the Appropriate Box if a Member of a Group          (a)  [X]
                                                               (b)  [ ]

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3.   SEC Use Only

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4.   Source of Funds
     N/A - Sale

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5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                       [ ]

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6.   Citizenship or Place of Organization
     United States Citizen

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Number of Shares                  7.   Sole Voting Power             None
Beneficially Owned by Each        8.   Shared Voting Power           None
Reporting Person                  9.   Sole Dispositive Power        None
                                  10.  Shared Dispositive Power      None

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     None

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [X]

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13.  Percent of Class Represented by Amount in Row (11)
     0.00%

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14.  Type of Reporting Person
     Individual

                                                               Page 4 of 9 Pages

CUSIP No. 872254-10-7


1.   Name of Reporting Person:                                 Chamois Family
                                                               Partnership, Ltd.
     S.S. or I.R.S. Identification Nos. of Above Person:       74-2851032

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2.   Check the Appropriate Box if a Member of a Group          (a)  [X]
                                                               (b)  [ ]

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3.   SEC Use Only

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4.   Source of Funds
     N/A - Sale

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5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                       [ ]

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6.   Citizenship or Place of Organization
     Texas

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Number of Shares                  7.   Sole Voting Power             None
Beneficially Owned by Each        8.   Shared Voting Power           None
Reporting Person                  9.   Sole Dispositive Power        None
                                  10.  Shared Dispositive Power      None

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     None

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [X]

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13.  Percent of Class Represented by Amount in Row (11)
     0.00%

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14.  Type of Reporting Person
     Partnership

                                      13D
                               (Amendment No. 6)               Page 5 of 9 Pages


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $1.00 par value ("Common Stock"), of TCC Industries, Inc. ("Company" or "TCC"), the principal executive offices of which are located at 7942 Great Northern Boulevard, Austin, Texas 78757.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by the below-named natural persons:

         (a) Walter A. DeRoeck and Robert Thomajan.

         (b) Mr. DeRoeck's address is 3107 Above Stratford Place, Austin, Texas 78746. Mr. Thomajan's address is 2900 Westlake Cove, Austin, Texas 78746.

         (c) Mr. DeRoeck is the Chairman and Co-chief Executive Officer of the Company, and Mr. Thomajan is Co-chief Executive Officer and President of the Company. TCC is a holding company, and its principal executive offices of which are located at 7942 Great Northern Boulevard, Austin, Texas 78757.

         (d) Neither Mr. DeRoeck nor Mr. Thomajan has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

         (e) Neither Mr. DeRoeck nor Mr. Thomajan has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

         (f) Mr. DeRoeck and Mr. Thomajan are citizens of the United States.

         This statement is also being filed by Chamois Family Partnership, Ltd. ("Partnership"), a Texas limited partnership. Mr. Thomajan serves as the sole general partner of the Partnership. The Partnership, the address of which is 2900 Westlake Cove, Austin, Texas 78746, was formed on behalf of Mr. Thomajan on July 11, 1997, for the purpose of acquiring and holding assets for the benefit of Mr. Thomajan and members of Mr. Thomajan's family.

         The Partnership has not been convicted in a criminal proceeding during the last five years.

         The Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable - the transaction being reported is a sale.

ITEM 4.  PURPOSE OF TRANSACTION

         Not applicable - the transaction reported herein is a private sale of securities.

                                      13D
                               (Amendment No. 6)               Page 6 of 9 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of Common Stock beneficially owned by Mr. DeRoeck and the percentage which those shares are of the total outstanding shares of Common Stock are as follows:

                  Walter A. DeRoeck         0 shares          0.00%

         The aggregate number of shares of Common Stock beneficially owned by Mr. Thomajan and the percentage which those shares are of the total outstanding shares of Common Stock are as follows:

                  Robert Thomajan           0 shares          0.00%

         The aggregate number of shares of Common Stock beneficially owned by the Partnership and the percentage which those shares are of the total outstanding shares of Common Stock are as follows:

                  Chamois Family Partnership, Ltd.   0 shares 0.00%

         Mr. DeRoeck has an option to acquire 4,000 shares of Common Stock, at a price of $2.125 share, pursuant to the 1995 Non-Employee Directors Stock Option Plan and 1,500,000 shares of Common Stock, at a price of $6.18 per share, pursuant to the 1997 Incentive and Performance Stock Option Plan. Mr. Thomajan has an option to acquire 4,000 shares of Common Stock, at a price of $2.125 share, pursuant to the 1995 Non-Employee Directors Stock Option Plan and 1,500,000 shares of Common Stock, at a price of $6.18 per share, pursuant to the 1997 Incentive and Performance Stock Option Plan.

         (b) None of Mr. DeRoeck, Mr. Thomajan, or Mr. Thomajan as the sole general partner of the Partnership, has any power to vote or direct the vote of or any power to dispose or direct the disposition of shares of Common Stock.

         (c) A description of the transactions involving the Common Stock that were effected by Mr. DeRoeck through July 22, 1997 was set forth in the Schedule 13D, dated February 16, 1996, Amendment No. 1 to Schedule 13D, dated March 27, 1996, Amendment No. 2 to Schedule 13D, dated February 6, 1997, and Amendment No. 4 to Schedule 13D, dated July 22, 1997, filed on behalf of Mr. DeRoeck. Mr. DeRoeck has not engaged in any transactions involving the Common Stock since July 22, 1997.

         A description of the transactions involving the Common Stock that were effected by Mr. Thomajan through May 23, 1997 was set forth in Amendment No. 2 to Schedule 13D, dated February 6, 1997, and Amendment No. 3 to Schedule 13D, dated May 23, 1997, filed on behalf of Mr. Thomajan. In addition, included in the shares being sold, as reported in this Amendment No. 6 to Schedule 13D, are an aggregate of 10,000 shares of Common Stock which Mr. Thomajan purchased at various times during April 1998 at prices ranging from $5.00 per share to $5.625 per share. These 10,000 shares of Common Stock acquired by Mr. Thomajan were purchased for an aggregate cash consideration, excluding brokerage commissions and other charges, of $201,225. The last transaction in April 1998 occurred on April 29, 1998. Mr. Thomajan utilized personal funds to purchase such shares on the open market.

         A description of the transactions involving the Common Stock that were effected by the Partnership through August 25, 1997, was set forth in Amendment No. 5 to Schedule 13D, dated August, 1997, filed on behalf of the Partnership.

                                      13D
                               (Amendment No. 6)               Page 7 of 9 Pages


         (d) Prior to the sale of the Common Stock, which is being reported herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock set forth herein. Pursuant to the transaction herein reported, Mr. DeRoeck, Mr. Thomajan, and Chamois Family Partnership, Ltd. sold in a private sale, without the use of a written agreement or contract, all 465,700 shares owned collectively by them for $46.57 to Austin Airport Inn, L.C., a company controlled by Michael Voticky, a Texas resident. Austin Airport Inn, L.C. now owns more than five percent of the Company.

         (e) December 24, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. DeRoeck, Mr. Thomajan, and Chamois Family Partnership, Ltd. sold in a private sale, without the use of a written agreement or contract, all 465,700 shares owned collectively by them for $46.57 to Austin Airport Inn, L.C., a company controlled by Michael Voticky, a Texas resident. Austin Airport Inn, L.C. now owns more than five percent of the Company.

         Mr. DeRoeck has an option to acquire 4,000 shares of Common Stock, at a price of $2.125 share, pursuant to the 1995 Non-Employee Directors Stock Option Plan and 1,500,000 shares of Common Stock, at a price of $6.18 per share, pursuant to the 1997 Incentive and Performance Stock Option Plan. Mr. Thomajan has an option to acquire 4,000 shares of Common Stock, at a price of $2.125 share, pursuant to the 1995 Non-Employee Directors Stock Option Plan and 1,500,000 shares of Common Stock, at a price of $6.18 per share, pursuant to the 1997 Incentive and Performance Stock Option Plan.

         Additional information in response to this Item was furnished in
Schedule 13D and the amendments thereto previously filed on behalf of Mr. DeRoeck, Mr. Thomajan and the Partnership. All of such information is hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         An asterisk (*) indicates documents previously filed with the Commission which are incorporated by reference into this Amendment No. 6 to
Schedule 13D.

         *(1) Joint Filing Agreement, dated as of July 22, 1997, among Walter A. DeRoeck, Robert Thomajan and Chamois Family Partnership, Ltd.

         *(2) General Power of Attorney, dated July 11, 1997, executed by Robert Thomajan in favor of Walter A. DeRoeck.

         *(3) Proxy Statement of Messrs. DeRoeck and Thomajan filed as a preliminary proxy statement under cover of Schedule 14A.

         *(4) Letter to shareholders of TCC Industries, Inc., dated March 28, 1997, filed as definitive additional materials under cover of Schedule 14A.

         *(5) Letter to shareholders of TCC Industries, Inc., dated April 19, 1997, filed as definitive additional materials trader cover of Schedule 14A.

                                      13D
                               (Amendment No. 6)               Page 8 of 9 Pages


         *(6) Proxy Statement, dated April 19, 1997, and accompanying form of proxy filed as a definitive proxy statement trader cover of
                  Schedule 14A.

         *(7) Letter to shareholders of TCC Industries, Inc., dated April 24, 1997, filed as definitive additional materials under cover of Schedule 14A.

         *(8) Letter to shareholders of TCC Industries, Inc., dated April 29, 1997, filed as definitive additional materials under cover of Schedule 14A.

         *(9) Letter to shareholders of TCC Industries, Inc., dated May 2, 1097, filed as definitive additional materials under cover of
                  Schedule 14A.

         *(10) Statement from the TCC Shareholders Committee, released May 7, 1997, filed as definitive additional materials under cover of
                  Schedule 14A.

         *(11) Current Report on Form 8-K, dated July 7, 1997, and the accompanying Exhibit thereto, filed by TCC Industries, Inc.

         *(12) Schedule 13D, dated February 16, 1996, filed on behalf of Mr. DeRoeck.

         *(13) Amendment No. 1 to Schedule 13D, dated March 27, 1996, filed on behalf of Mr. DeRoeck.

         *(14) Amendment No. 2 to Schedule 13D, dated February 6, 1997, filed on behalf of Mr. DeRoeck and Mr. Thomajan.

         *(15) Amendment No. 3 to Schedule 13D, dated May 23, 1997, filed on behalf of Mr. DeRoeck and Mr. Thomajan.

         *(16) Amendment No. 4 to Schedule 13D, dated July 22, 1997, filed on behalf of Mr. DeRoeck, Mr. Thomajan and the Partnership.

         *(17) Amendment No. 5 to Schedule 13D, dated August 25, 1997, filed on behalf of Mr. DeRoeck, Mr. Thomajan and the Partnership.

         *(18)    1997 Incentive and Performance Stock Option Plan.

         *(19) TCC Industries, Inc. 1995 Non-Employee Directors Stock Option Plan (Which Amends and Restates the 1985 Non-Employee Directors Stock Option Plan).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  December 24, 1999


                                        /s/ WALTER A. DEROECK
                                        -----------------------------------
                                        Walter A. DeRoeck

                                      13D
                               (Amendment No. 6)               Page 9 of 9 Pages



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  December 24, 1999


                                        /s/ ROBERT THOMAJAN
                                        ----------------------------------------
                                        Robert Thomajan


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  December 24, 1999

                                        Chamois Family Partnership, Ltd.


                                    By: /s/ ROBERT THOMAJAN
                                        ----------------------------------------
                                        Robert Thomajan, General Partner